

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Kevin M. Farr
Chief Financial Officer
ChromaDex Corp.
10005 Muirlands Blvd.
Suite G
Irvine, California 92618

      Re: ChromaDex Corp.
         Form 10-K for the Fiscal Year Ended December 30, 2017
         Filed March 15, 2018
         File No. 001-37752

Dear Mr. Farr:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Healthcare & Insurance